SEC File Number:	000-20939
CUSIP Number:	12613R 10 4

(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CNET Networks, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

235 Second Street
Address of Principle Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the board of directors of CNET Networks (“CNET” or the “Company”) has established a special committee of independent directors to review the Company’s stock option practices and related accounting. The special committee is assisted by independent counsel and outside accounting experts. The special committee is continuing its review and has not completed its work or reached final conclusions.

As announced on July 10, 2006, the special committee and the Company have reached the preliminary conclusion that the actual measurement dates for certain stock options granted between 1998 and 2001 differ from the recorded measurement dates. CNET accordingly expects to record non-cash charges for stock-based compensation expense in certain reported periods commencing with the year ended December 31, 1998. These charges continue during at least the vesting periods of the options and therefore affect subsequent periods, decreasing net income or increasing net loss.

The Company believes that these charges are material and expects to restate its financial statements for 2003, 2004 and 2005 contained in the Company’s Annual Report on Form 10-K filed in March 2006 and the Company’s balance sheet as of March 31, 2006. Accordingly, on July 7, 2006, based on a report from the special committee concerning its work done to date, the Company’s board of directors concluded that the financial statements and all earnings and press releases and similar communications issued by the Company relating to periods commencing on January 1, 2003 should not be relied upon, as disclosed in the company’s Form 8-K filed on July 10, 2006.

The Special Committee’s review is continuing and the Company may conclude that the measurement dates for options granted in periods not yet reviewed differ from the recorded measurement dates. Based on the continuing review by the special committee, the Company may also conclude that the financial statements issued by the Company with respect to additional periods should not be relied upon and may restate its financial statements for earlier years and its operating results for the first quarter of 2006.

CNET plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 until the special committee’s review is complete and the Company’s independent registered public accountants complete their procedures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Mazzotta (Name)	(415) (Area Code)	344-2000 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 24, 2006, CNET released its revenues for its second fiscal quarter ended June 30, 2006 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Total revenues for the second quarter of 2006 were $92.0 million, a 14 percent increase compared to revenues of $80.4 million for the same period of 2005.   Due to the Company’s expected restatement of its financial statements described in Part III above, however, CNET cannot provide a reasonable estimate and comparison of the results of its operations at this time.

CNET Network, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By:	/s/ George Mazzotta
George Mazzotta
Chief Financial Officer